Teva launches generic version of Viagra® (sildenafil)
in countries across Europe

•	’Day one’ launch in major European markets immediately on patent expiry

•	Move adds Germany, UK, and Italy and six other European countries to markets where Teva has generic available

Jerusalem, June 24, 2013 – Teva Pharmaceutical Industries Ltd (NYSE:TEVA) announced today that it had launched a generic version of Viagra® (sildenafil) immediately on patent expiry in Germany, the United Kingdom, Italy, the Netherlands, Switzerland, Ireland, Austria, Belgium and Denmark. The company had already launched the product in Spain, Canada and certain other countries.

Dipankar Bhattacharjee, President and CEO Europe Generics, welcomed the launch: “Teva has a proud track record of bringing high-quality generics to the market on day one of patent expiry, and we have been able to launch sildenafil immediately on patent expiry in all the major markets of Europe. The launch today of sildenafil will bring choice to the pharmacy to help them serve the patient, and to help ensure that high-quality healthcare in Europe is affordable.”

Teva is supplying the market via its existing wholesaler and pharmacy channels and will not, in line with European legislation, offer the product directly to consumers.

About sildenafil and erectile dysfunction (ED)
Sildenafil is used to treat erectile dysfunction in adult men. In the natural setting, i.e. with sexual stimulation, it restores impaired erectile function by increasing blood flow to the penis. Erectile dysfunction or ED is the inability to achieve or maintain a penile erection sufficient for satisfactory sexual performance. Problems with erections may be related to a wide variety of factors. In approximately half of men ED is age-related problem, but very often it can be associated with chronic illness like atherosclerosis and diabetes, or psychiatric illness like depression. It may also occur in men with other chronic illnesses like chronic heart failure, hepatic failure, multiple sclerosis, Alzheimer disease, chronic obstructive pulmonary disease. Men with endocrine disorders, such as hypogonadism, hyperprolactinaemia, and hypo- or hyper-thyroidism are also at greater risk. Problems with erections may also stem from medications, drinking too much alcohol, or tiredness.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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